

New York Stock Exchange
11 Wall Street
New York, NY  10005

July 7, 2021


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ACROPOLIS INFRASTRUCTURE ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A Common Stock and one-third of one Warrant

- Shares of Class A Common Stock, par value $0.0001 per share

- Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share


Sincerely,